As confidentially submitted to the Securities and Exchange Commission on June 27, 2017

as Amendment No. 1 to the confidential submission dated May 30, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Zai Lab Limited

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands	2834	98-1144595
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4560 Jinke Road

Bldg. 1, 4F, Pudong, Shanghai, 201210, China

Telephone: +86 21 6163 2588

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code,

of agent for service)

Copies to:

Patrick O’Brien Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600 Telephone: (617) 951-7000	Samantha Du Chief Executive Officer Zai Lab Limited 4560 Jinke Rd Bldg.1, Fourth Floor Pudong Shanghai, China 201210 Telephone: +86 21 6163 2588	Richard D. Truesdell, Jr., Esq. Li He Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Telephone: (212) 450-4000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Ordinary Shares, $0.00001 par value	$	$

(1)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents ordinary shares.

(2)	Includes the ordinary shares represented by American depositary shares that may be sold upon exercise of the underwriters’ option to purchase additional shares.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory note

The sole purpose of this confidential Amendment No. 1 to the Draft Registration Statement on Form F-1 is to amend the Exhibit Index and to submit Exhibits 10.2, 10.3, 10.4, 10.5, 10.6, 10.7, 10.8 and 10.9. Accordingly, this Amendment No. 1 consists only of the facing page, this explanatory note, Part II, including the signature page and the Exhibit Index, and the exhibits filed herewith. This Amendment No. 1 does not contain a copy of the prospectus that was included in the Draft Registration Statement on Form F-1 and is not intended to amend or delete any part of the prospectus.

Part II

Information not required in prospectus

Item 6. Indemnification of directors and officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering amended and restated articles of association that we expect to adopt to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements, the form of which will be filed as Exhibit 10.12 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent sales of unregistered securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, Regulation D under the Securities Act, Rule 701 under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were used in the below issuances.

1.	On April 3, 2014, we issued 20,999,999 restricted ordinary shares and 500,000 ordinary shares to Samantha Du for an aggregate cash consideration of $50,210. On the same date, we issued 48,500,000 ordinary shares to Red Kingdom Investments Limited for an aggregate consideration of $141,971.

2.	On August 20, 2014, we closed a private placement transaction pursuant to which we issued an aggregate of 50,800,001 Series A-1 preferred shares for an aggregate cash consideration of $8,028,572 and in consideration for the conversion of convertible loans amounting an aggregate consideration of $2,000,000.

3.	On April 30, 2015, we issued a total of 57,719,866 Series A-2 preferred shares in connection with the second closing of the private placement transaction described above for an aggregate consideration of $20,828,572 of which $5,300,000 remained unpaid. On September 30, 2015 we cancelled 7,066,527 of these Series A-2 preferred shares and forgave the $2,550,000 unpaid capital balance.

4.	On August 10, 2015, we issued 1,000,000 restricted ordinary shares to Peter Karl Wirth, which were credited as full paid.

5.	On December 31, 2015, we granted a warrant to purchase 2,770,851 Series A-2 preferred shares at the purchase price of $0.3609 per share to OrbiMed Asia Partners II, L.P. for a period commencing on April 1, 2016 and ending on the earlier of (i) the sixth anniversary of the date of issuance of this warrant or (ii) 90 calendar days prior to the date on which we consummate this offering. No consideration was received by us in connection with the issuance of the warrant. As of the date of this prospectus, no Series A-2 preferred shares have been purchased by OrbiMed Asia Partners II, L.P. pursuant to this warrant.

6.	On January 20, 2016, we closed a private placement transaction pursuant to which we sold an aggregate of 33,374,023 Series B-1 preferred shares for an aggregate consideration of $53,100,000 in cash.

7.	On April 1, 2016, we issued a total of 23,838,588 Series B-2 preferred shares in connection with the second closing of the private placement transaction described above for an aggregate consideration of $53,100,000 in cash.

8.	On July 15, 2016 and August 25, 2016, we issued an additional 350,000 and 450,000 restricted ordinary shares to Peter Karl Wirth, respectively, which were credited as fully paid.

9.	On June 26, 2017, we closed a private placement transaction pursuant to which we sold an aggregate of 11,993,763 Series C preferred shares for an aggregate consideration of $30,000,000 in cash.

In addition to the above, since January 1, 2014, we have granted share options to purchase (i) an aggregate of 25,855,395 ordinary shares, each at an exercise price of $0.10 per share, (ii) an aggregate of 6,946,759 ordinary shares, each at an exercise price of $0.20 per share, (iii) an aggregate of 10,567,208 ordinary shares, each at an exercise price of $0.29 per share, and (iv) an aggregate of 977,983 ordinary shares, each at an exercise price of $0.50 per share, to our employees, consultants and directors. These grants were made pursuant to written compensatory plans or arrangements with our employees, consultants and directors in reliance upon the exemption provided by Rule 701 promulgated under the Securities Act or Section 4(a)(2) of the Securities Act for transactions by an issuer not involving a public offering or Regulation S under the Securities Act.

Item 8. Exhibits and financial statement schedules

(a) Exhibits

Exhibit number		Exhibit title

1.1	*	Form of Underwriting Agreement

3.1	*	Third Amended and Restated Memorandum and Articles of Association of Zai Lab Limited

4.1	*	Form of Deposit Agreement

4.2	*	Form of American Depositary Receipt (included in Exhibit 4.1)

4.3	*	Registrant’s Specimen Certificate for Ordinary Shares

5.1	*	Form of opinion of Travers Thorp Alberga regarding the validity of the ordinary shares being registered

Exhibit number		Exhibit title

8.1	*	Opinion of Travers Thorp Alberga regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	*	Opinion of Zhong Lun Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	*#	Zai Lab Limited 2015 Equity Incentive Plan

10.2	+	Collaboration, Development and License Agreement by and between Tesaro, Inc. and Zai Lab (Shanghai) Co., Ltd. dated September 28, 2016

10.3	+	License Agreement by and between Bristol-Myers Squibb Company and Zai Lab (Hong Kong) Limited dated March 9, 2015

10.4	+	License and Collaboration Agreement by and between Paratek Bermuda Ltd. and Zai Lab (Shanghai) Co., Ltd. dated April 21, 2017

10.5	+	License and Transfer Agreement by and between GlaxoSmithKline (China) R&D Co., Ltd and Zai Lab (Shanghai) Co., Ltd. dated October 18, 2016

10.6+		Assignment and Assumption Agreement by and among GlaxoSmithKline (China) R&D Co., Ltd, Zai Lab (Shanghai) Co., Ltd. and Chengdu Bater Pharmaceutical Co., Ltd. dated October 13, 2016

10.7+		Assignment and Assumption Agreement by and among GlaxoSmithKline (China) R&D Co., Ltd, Zai Lab (Shanghai) Co., Ltd. and Traditional Chinese Medical Hospital, Xinjiang Medical University dated October 14, 2016

10.8	+	License Agreement by and between Sanofi and Zai Lab (Hong Kong) Limited dated July 22, 2015

10.9	+	License Agreement by and between UCB Biopharma SPRL and Zai Lab (Hong Kong) Limited dated September 17, 2015

10.1	0*#	Form of Executive Employment Agreement for Zai Lab (Hong Kong) Limited executive officers

10.1	1*#	Form of Executive Employment Agreement for Zai Lab (Shanghai) Co., Ltd. executive officers

10.1	2*	Form of Indemnification Agreement for Directors and Officers

21.1	*	Subsidiaries of the registrant

23.1	*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent accounting firm, regarding the consolidated financial statements of Zai Lab Limited

23.2	*	Consent of Travers Thorp Alberga (included in Exhibit 5.1)

23.3	*	Consent of Zhong Lun Law Firm (included in Exhibit 99.2)

24.1	*	Power of Attorney (included on signature page)

99.1	*	Code of Ethics

99.2	*	Opinion of Zhong Lun Law Firm regarding certain PRC law matters

*	To be filed by amendment.

+	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been submitted separately to the Securities and Exchange Commission.

#	Management contract or compensatory plan or arrangement.

(b) Financial statement schedules

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned Registrant hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of             , on                     , 2017.

ZAI LAB LIMITED

By:
Name:
Title:

*        *        *

Power of attorney

The undersigned directors and officers of Zai Lab Limited hereby appoint each of                 , as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form F-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer, Director (Principal Executive Officer)	, 2017

	Chief Financial Officer (Principal Financial Officer)	, 2017

	Director	, 2017

	Director	, 2017

	Director	, 2017

Signature of authorized representative in the United States

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Zai Lab Limited, has signed this registration statement or amendment thereto in            on                     , 2017.

(Authorized U.S. Representative)

By:
Name:
Title:

Exhibit index

Exhibit number		Exhibit title

1.1	*	Form of Underwriting Agreement

3.1	*	Third Amended and Restated Memorandum and Articles of Association of Zai Lab Limited

4.1	*	Form of Deposit Agreement

4.2	*	Form of American Depositary Receipt (included in Exhibit 4.1)

4.3	*	Registrant’s Specimen Certificate for Ordinary Shares

5.1	*	Form of opinion of Travers Thorp Alberga regarding the validity of the ordinary shares being registered

8.1	*	Opinion of Travers Thorp Alberga regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	*	Opinion of Zhong Lun Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	*#	Zai Lab Limited 2015 Equity Incentive Plan

10.2	+	Collaboration, Development and License Agreement by and between Tesaro, Inc. and Zai Lab (Shanghai) Co., Ltd. dated September 28, 2016

10.3	+	License Agreement by and between Bristol-Myers Squibb Company and Zai Lab (Hong Kong) Limited dated March 9, 2015

10.4	+	License and Collaboration Agreement by and between Paratek Bermuda Ltd. and Zai Lab (Shanghai) Co., Ltd. dated April 21, 2017

10.5	+	License and Transfer Agreement by and between GlaxoSmithKline (China) R&D Co., Ltd and Zai Lab (Shanghai) Co., Ltd. dated October 18, 2016

10.6	+	Assignment and Assumption Agreement by and among GlaxoSmithKline (China) R&D Co., Ltd, Zai Lab (Shanghai) Co., Ltd. and Chengdu Bater Pharmaceutical Co., Ltd. dated October 13, 2016

10.7	+	Assignment and Assumption Agreement by and among GlaxoSmithKline (China) R&D Co., Ltd, Zai Lab (Shanghai) Co., Ltd. and Traditional Chinese Medical Hospital, Xinjiang Medical University dated October 14, 2016

10.8	+	License Agreement by and between Sanofi and Zai Lab (Hong Kong) Limited dated July 22, 2015.

10.9	+	License Agreement by and between UCB Biopharma SPRL and Zai Lab (Hong Kong) Limited dated September 17, 2015

10.1	0*#	Form of Executive Employment Agreement for Zai Lab (Hong Kong) Limited executive officers

10.1	1*#	Form of Executive Employment Agreement for Zai Lab (Shanghai) Co., Ltd. executive officers

10.1	2*	Form of Indemnification Agreement for Directors and Officers

21.1	*	Subsidiaries of the registrant

23.1	*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent accounting firm, regarding the consolidated financial statements of Zai Lab Limited

23.2	*	Consent of Travers Thorp Alberga (included in Exhibit 5.1)

23.3	*	Consent of Zhong Lun Law Firm (included in Exhibit 99.2)

24.1	*	Power of Attorney (included on signature page)

99.1	*	Code of Ethics

99.2	*	Opinion of Zhong Lun Law Firm regarding certain PRC law matters

*	To be filed by amendment.

+	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been submitted separately to the Securities and Exchange Commission.

#	Management contract or compensatory plan or arrangement.